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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a position paper presented by HP at the Gartner Symposium ITxpo 2001 the week of October 8, 2001. This position paper is also posted on HP's internal web site for employees and HP's web site for the public.

THE NEW HP:  MORE CHOICE, MORE FREEDOM, MORE FLEXIBILITY

BACKGROUND

HP's focus has always been to engineer world-class products, technologies and solutions and apply those in ways that benefit our customers. At the same time that we've been engineering solutions for customers, we've actively been transforming the company to shape new markets and seize emerging opportunities.

The foundation for our success has been and will continue to be based on four key assets:

     1. Real insight into evolving customer needs because we serve the broadest range of customers, from consumers to enterprises, in the industry.

     2. A partnering approach to the suppliers of critical building block technologies (e.g., Intel, Canon) that is second to none.

     3. Commitment to a Research and Development capability that is able to define and deliver innovative technologies to catalyze new ways of utilizing Information Technology.

     4. An enduring commitment to protecting our customers' investments in information technology while delivering the highest levels of customer service.

HP's objective is simple: to apply our market insight, our partnerships, our inventive energy, and our services capabilities to help customers streamline the implementation and operation of new technologies shaping business today.

THE NEW IT BUSINESS VALUE EQUATION

For nearly a decade, HP researchers, engineers and business leaders have been fundamental to advancing almost every important standard component and market-unifying architecture available -- from Ethernet to Systems Management to Itanium to Linux to .Net and Java.

We believe that industry leadership during the next phase of technology evolution will be defined by those companies that exploit market unifying architectures to deliver more functional, lower cost, simpler, and more easily integrated products.

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We have a clear view of the economics of this industry, which says that R&D and sales and marketing leverage will determine the winners. We believe our business will be the most capital-effective IT company in the industry.

HP will continue to focus on leading four technology domains: IT infrastructure, imaging and printing systems, personal access devices, and IT services. Regardless of product category, our technologies feature common elements that drive sustained business value:

     1. They are market unifying, in that they attract innovation and support from an expanding ecosystem of partners, suppliers and users.

     2. They are cheaper to buy, in that they capture the scale economies of volume production.

     3. They are safer to adopt and exit, in that they can be acquired from more sources.

     4. When properly integrated and packaged, they are cheaper to run and maintain, in that they can leverage common operating characteristics, operations practices, and management tools.

In the IT infrastructure market, we continue to focus our effort on delivering the industry's most manageable, easy-to-implement, and highly reliable and serviceable infrastructure products. Our track record for assisting customers through major technology transitions is exceptional and will serve our customers well as we enter into a new phase of high performance, highly scalable, always-on, and service-oriented infrastructure. We continue to base our product strategies on industry standard components, like Intel IA-64 processors, Microsoft Windows, Linux, Ethernet fabrics, and HP OpenView. We are investing heavily in enterprise-class Unix capabilities and new federated storage products.

In imaging and printing markets, we are building on our historic strength in laser and inkjet printing to enter new and adjacent markets including commercial printing and digital imaging. For example, in the commercial printing arena through the acquisition of Indigo we'll help our business customers save millions in the printing of annual reports, customer brochures, and other types of printed collateral by bringing these capabilities in-house so companies can print these materials on-demand. As workflow requirements for image-rich content begins to increase, our infrastructure offerings -- servers, storage, management software and services -- will be an important advantage for customers.

In personal access markets, HP is building on its experience delivering the most usable, yet functionally rich, products for creating and utilizing information. From traditional personal computing to new mobile access devices, we are engineering our products to be simpler to use, easier to manage, and maximally cost effective. We are setting the pace of technology innovation around usage architectures, processing, memory, and software ease-of-use. With our partners, we'll continue to drive the media, management, and integration standards in

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personal digital solutions. Finally, we'll remain a worldwide leader in supply chain logistics to ensure that our go-to-market capability and customer support are second to none.

In the IT service market, our focus continues to be on IT professionals -- a community that we feel remains underserved. Our global service teams are focused on delivering the highest quality customer support and complementary outsourcing services for an always-on Internet infrastructure. In addition to HP's core consulting capabilities, our strong partnerships with leading traditional systems integrators and local service providers enable customers to design and deploy complex business systems. We are also working to set new business standards in emerging service provisioning markets.

THE PROPOSED COMPAQ MERGER -- ACCELERATING OUR STRATEGY

The proposed merger with Compaq must be evaluated in terms of our overall transformation objectives. The merger will enhance our capabilities in a number of critical industry segments -- including PCs, servers, and support services -- and significantly enhance our operating leverage (estimated to reach $2.5B in annual cost savings by mid-fiscal 2004).

But fundamentally, these are not the driving objectives.

Most importantly, HP has proposed this merger with Compaq to ACCELERATE our strategy. It will be a catalyst for our transformation. It will save time -- our time, and our customers' time.

By unifying our customer bases and technology development initiatives, we believe that the new HP will fuel a period of unprecedented innovation in the enterprise and consumer technology domains. We, and our partners, will use industry standard technology components from Intel, Microsoft, the open source community, and elsewhere together with advanced interconnect technologies, software, and services to attack market demands for fully integrated platform solutions.

These platform solutions will:

     o    feature the lowest TCO in the industry;

     o    expose customers to the lowest level of operational risk;

     o    capture nearly all future application innovation; and

     o be the foundation for all meaningful advances in infrastructure platform technology.

Because of the products, solutions and services that HP and Compaq have defined and are already delivering, customers are positioned to benefit dramatically from this shift. Today, customers increasingly value stability, rock-

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solid investment protection and proven engineering depth over more superficial attributes; the new HP will meet those criteria more than any other provider in the market. Taken together, these may appear bold statements, but they're supported by market facts.

As a result of this proposed merger, HP expects to be:

     o    #1 in IT infrastructure(1);

     o    #1 in personal access devices(1);

     o    #1 in imaging and printing systems(1); and

     o    #3 in IT services(1).

     o    Unsurpassed in sales and marketing coverage;

     o    Arguably the most financially strong provider in the industry.

          ((1) based on combined reported revenues for each company's trailing four quarters)

COMMITMENT TO CUSTOMERS

HP and Compaq's management are focused on the successful execution of the merger in a manner that reinforces our commitment to our customers. We will measure our progress against a clear set of criteria:

     o Account Team Integration and Performance: Because customers drive our success, sales force and account team integration is the most important planning priority for the integration team. Our objective is total integration of the sales and account experience for our customers within 30 days of official close of the deal. We believe customers should expect minimal disruption to their account relationship experience.

     o Clarity of Management Structure: The leadership of the new HP will be clear. We have made and will continue to make early decisions on company structure and leadership. It is an explicit objective of this merger to create a management team that is best-in-class and composed of the best from each company.

     o Customer Service and Support: Our heritage is built on an unquestioned commitment to sustaining customers' investments in IT through daily operations and transition periods. We will honor existing agreements and work to ensure that every engagement and agreement henceforth be as rock solid as customers want and expect.

     o Investment Protection: Customers will benefit from the industry's leading investment-protection, technology-transition and long-term maintenance programs. HP has explicitly made customer investment protection and customer support a key input to its strategy process for over a decade; that practice will continue.

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     o    Market Leading Technology Introductions and Roadmaps: With the
          addition of Compaq assets and capabilities, we believe our progress in providing products, infrastructure and solutions that outperform our competitors' offerings against a range of criteria, including their TCO and ROI, will accelerate. HP will become synonymous with products and solutions that work simply and simply work.

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FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the Compaq transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in HP's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, HP's results could differ materially from HP's expectations in these statements. HP assumes no obligation and does not intend to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at

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www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.